UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 19th May 2014	By /s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 19th May, 2014 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of Board Meeting of the Bank held on 19th May, 2014.

19th May, 2014

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Issue of Capital

The Board of Directors of the Bank at its meeting held today have decided to seek an enabling approval of the Shareholders at the ensuing Annual General Meeting to raise the equity share capital of the Bank up to an aggregate sum of Rs. 10,000 Crore including share premium amount.

The proposed issue is to be made by creating, issuing, offering in the course of one or more public or private offerings in domestic or one or more international markets, equity shares and/or equity shares through depository receipts and/or securities convertible into equity shares at the option of the Bank and/or the holders of such securities, and/or securities linked to equity shares and/or any instrument or securities representing equity shares and/or convertible securities linked to equity shares.

The issue of capital is subject to the applicable laws, SEBI regulations and approvals of Reserve Bank of India and other regulatory authorities.

The issue is proposed to be completed within a period of one year from the date of Shareholders approval.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) & Company Secretary